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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 6)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659




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                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

        On January 16, 1998, the Company sent a letter to its shareholders discussing Emeritus' tender offer and proxy contest, and recommending a vote against the Emeritus nominees. A copy of such letter is filed as Exhibit 19 hereto and is incorporated herein by reference.

        On January 20, 1998, the Company sent to its shareholders a letter and an accompanying Notice, announcing a Special Meeting of Shareholders to be held on February 6, 1998. Such letter and Notice are filed as Exhibit 20 hereto and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 15, 1998, the Company filed with the United States Court of Appeals for the Ninth Circuit (the "Circuit Court") a Petition for Emergency Writ of Mandamus Compelling Exercise of Jurisdiction or Other Appropriate Relief (the "Petition"). The Petition seeks reversal of a district court order staying an action for injunctive relief. Such Petition is filed as Exhibit 21 hereto and is incorporated herein by reference.

        On January 16, 1998, the Circuit Court issued an Order compelling the real parties in interest to file a response. The response must address whether the district court's stay order is appealable and whether the district court abused its discretion or committed clear error by staying proceedings on petitioner's claims for declaratory and injunctive relief. Such Order is filed as Exhibit 22 hereto and is incorporated herein by reference.



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ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibit:

        19      Text of Company's Letter to Shareholders, dated January 16,
                1998.

        20 Text of Company's Letter and Notice of Special Meeting of Shareholders, dated January 20, 1998.

        21 Petition for Emergency Writ of Mandamus in ARV Assisted Living, Inc. v. United States District Court, Central District of California Southern Division, case no. 98-70040, filed January 15, 1998.

        22 Circuit Court Order in ARV Assisted Living, Inc. v. United States District Court for the Central District of California, case no. 98-70040, issued January 16, 1998.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ SHEILA M. MULDOON
                                --------------------------------------
                                Sheila M. Muldoon, Esq.
                                Vice President, General
                                Counsel and Secretary

Dated January 21, 1998


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                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

  19      Text of Company's Letter to Shareholders, dated January 16,
          1998

  20 Text of Company's Letter and Notice of Special Meeting of Shareholders, dated January 20, 1998

  21 Petition for Emergency Writ of Mandamus in ARV Assisted Living, Inc. v. United States District Court, Central District of California Southern Division, case no. 98-70040, filed January 15, 1998

  22 Circuit Court Order in ARV Assisted Living, Inc. v. United States District Court for the Central District of California, case no. 98-70040, issued January 16, 1998




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